

Join Apotheka Systems team
for a Q & A session as they prepare to list their
non-fungible token (NFT) enablement
technology offering on **_Seed At The Table_** crowd
fundraising platform.



*Apotheka's non-fungible token (NFT) stores professional and amateur sports players data on a digital ledger (blockchain), that certifies a digital asset to be unique & therefore not interchangeable.

- The discussion will take a deep dive into how Apotheka's fan engagement technology will make the biggest impact on sports
- Transferable Vs Non-transferable NFTs (Sports Vs Health data)
- Answer any questions regarding their fundraising offering

Date: September 8th, 2021



Time: 11am - 11:45am PT / 2pm - 2:45pm ET

RSVP Here

Clear Here To Book A Demo Or Hit "Reply" To Get In Touch

www.apotheka.co | info@apotheka.co

Modify your subscription | View online



Join Apotheka Systems team
for a Q & A session as they prepare to list their
non-fungible token (NFT) enablement
technology offering on **_Seed At The Table_** crowd
fundraising platform.



*Apotheka's non-fungible token (NFT) stores professional and amateur sports players data on a digital ledger (blockchain), that certifies a digital asset to be unique & therefore not interchangeable.

- ☑ The discussion will take a deep dive into how Apotheka's fan engagement technology will make the biggest impact on sports
- ☑ Transferable Vs Non-transferable NFTs (Sports Vs Health data)
- ☑ Answer any questions regarding their fundraising offering

Date: September 8th, 2021



Time: 11am - 11:45am PT / 2pm - 2:45pm ET

RSVP Here

Clear Here To Book A Demo Or Hit "Reply" To Get In Touch

www.apotheka.co | info@apotheka.co

Modify your subscription | View online



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